UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42469

Uni-Fuels Holdings Limited

(Registrant’s Name)

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

On May 26, 2026, Uni-Fuels Holdings Limited (the “Company”) issued a press release announcing its First Quarter 2026 Results and Raises Full Year Revenue Guidance to US$320M–US$340M. Copy of the press release is being furnished as Exhibit 99.1 to this Form 6-K.

Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release dated May 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-FUELS HOLDINGS LIMITED

Date: May 26, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer